EXHIBIT 99.1

Inventiva announces the appointment of Dr. Michael Cooreman as Chief Medical Officer

Daix (France), November 5, 2020 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis (NASH), mucopolysaccharidoses (MPS) and other diseases with significant unmet medical need, today announced the appointment of Dr. Michael Cooreman, M.D., as Chief Medical Officer (CMO). He joins Inventiva’s Executive Committee and succeeds Dr. Marie-Paule Richard, M.D., who has decided to take her retirement as of December 17, 2020.

Dr. Michael Cooreman will oversee the Company’s medical and clinical activities and lead its medical development team, in particular with a view to the planned pivotal Phase III clinical trial evaluating Inventiva’s lead drug candidate lanifibranor for the treatment of NASH. Joining Dr. David Nikodem, Ph.D., Vice President of U.S. Operations, he will drive the establishment of Inventiva’s clinical team in the U.S. and manage the Company’s relationships with Key Opinion Leaders (KOL).

Dr. Cooreman joins Inventiva from Ferring Pharmaceuticals where he has been Vice President, Science and Medicine, in charge of Global Research and Development, Gastroenterology and Hepatology, since 2017. He will bring to Inventiva his extensive experience in translational medicine, clinical pharmacology and clinical product development, especially in the areas of liver diseases, including NASH, cirrhosis and viral hepatitis, metabolic and immune-mediated diseases and oncology. Over his career, Dr. Cooreman has worked for several companies in the United States of America (US) and been involved in numerous clinical trials. He has successfully led clinical and project teams developing a variety of investigational compounds, including small molecules and biologics, several of which have been approved by the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA) and other health authorities. His strong industry knowledge, established network and international profile, together with his deep expertise as an academic internist and gastroenterologist-hepatologist, will be important assets for Inventiva’s future development.

Dr. Cooreman’s arrival will facilitate a smooth transition with Dr. Marie-Paule Richard ahead of the Company’s next key milestones, including NASH-related meetings with the FDA and the EMA, planned for the fourth quarter of 2020, as well as the initiation of the pivotal Phase III clinical trial evaluating lanifibranor in patients with NASH, planned for the first half of 2021.

Frédéric Cren, Chairman, CEO and cofounder of Inventiva, commented: “I am delighted to welcome Michael in the role of CMO at this exciting stage of Inventiva’s development. His experience as both health practitioner and senior executive in leading pharmaceutical and biotech companies will be key to the deployment of our strategy going forward. As such, he will play a crucial role in the development of Inventiva in the US, especially with regards to the upcoming planned Phase III clinical trial of lanifibranor in NASH. I would like to take this opportunity to warmly thank Marie-Paule for her dedication, remarkable contribution and professionalism over the last two years and I wish her all the best in the future.”

Biography – Dr. Michael Cooreman, M.D.

Prior to joining Inventiva, Dr. Michael Cooreman has been Vice President, Science and Medicine, in charge of Global Research and Development, Gastroenterology and Hepatology, at Ferring Pharmaceuticals in the U.S. since 2017. He previously held numerous U.S.-based positions as CMO and Executive Director in global roles at leading pharmaceutical and biotechnology companies, including Takeda Pharmaceuticals, Merck, Mitsubishi Tanabe, ImmusanT and Novartis, covering the four major regulatory regions U.S., EU, Japan and China. Over the years, Dr. Cooreman has developed a strong expertise in translational medicine, clinical pharmacology and clinical product development.

Of dual US and Belgian citizenship, Dr. Cooreman is trained as an internist and gastroenterologist-hepatologist, with a special interest in metabolic and immune-mediated liver and gastrointestinal diseases, as well as viral hepatitis, cirrhosis and oncology.

He holds a Doctor of Medicine degree from the University of Louvain, Belgium, and a doctorate from the Heinrich Heine University in Dusseldorf, Germany.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH, MPS and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of earlier stage programs.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. Inventiva recently announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH.

Inventiva is also developing odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. A Phase I/II clinical trial in children with MPS VI is currently under preparation following the release of positive results of the Phase IIa clinical trial in adult MPS VI patients at the end of 2019.

In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program. Furthermore, the Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases. AbbVie has started the clinical development of ABBV‑157, a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. This collaboration enables Inventiva to receive milestone payments upon the achievement of pre-clinical, clinical, regulatory and commercial milestones, in addition to royalties on any approved products resulting from the collaboration.

The Company has a scientific team of approximately 70 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, as well as in clinical development. It also owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly‑owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva
Frédéric Cren
Chairman & CEO
info@inventivapharma.com
+33 3 80 44 75 00

Brunswick Group
Yannick Tetzlaff / Tristan Roquet Montegon /
Aude Lepreux
Media relations
inventiva@brunswickgroup.com
+33 1 53 96 83 83

Westwicke, an ICR Company
Patricia L. Bank
Investor relations
patti.bank@westwicke.com
+1 415 513 1284

Important Notice

This press release contains forward-looking statements, forecasts and estimates with respect to Inventiva’s clinical trials, clinical trial data releases, clinical development plans and anticipated future activities of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, or that candidates will receive the necessary regulatory approvals. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document filed with the Autorité des Marchés Financiers on June 19, 2020 under n° D.20-0551 and its amendment filed on July 10, 2020 under n° D. 20-0551-A01 as well as the half-year financial report on June 30, 2020 for additional information in relation to such factors, risks and uncertainties.

Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

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